# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Four Leaf Acquisition Corp, CIK 0001936255
CUSIP: 35088F107
Title of class of securities: Ordinary Class A shares
Address of issuer's principal executive offices: 4546 EL CAMINO REAL B10 #175, LOS ALTOS, California (CA), 94022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001461790-24-000013
Filed by CIK 0001461790

## Reporting persons
- The K2 Principal Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- K2 Genpar 2017 Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SHAWN KIMEL INVESTMENTS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- K2 & Associates Investment Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Four Leaf Acquisition Corp
Address of issuer's principal executive offices: 4546 EL CAMINO REAL B10 #175 LOS ATOS CA

## Item 2. Person Filing
Name of person filing: The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation ("SKI"), The K2 Principal Fund, L.P., an Ontario limited partnership (the "Fund"), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund ("Genpar 2017"), and K2 & Associates Investment Management Inc., an Ontario corporation ("K2 & Associates"). Together SKI, the Fund, Genpar2017, and K2 & Associates are the "Reporting Persons". Mr.Kimel is President of SKI. Mr.Sikorski is Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2.
Citizenship:
Mr.Kimel is a citizen of Canada.
Mr.Sikorski is a citizen of Canada.
The Fund is an Ontario limited partnership.
Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0 Ordinary Class A shares held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2 for a description of the corporate structure of the Reporting Persons.
Each of the Reporting Persons may be deemed to be beneficial owners of the 0 Issuer's Ordinary Class A shares that are held by The K2 Principal Fund, L.P.
Mr.Kimel is President of SKI. Mr. Todd Sikorski is Secretary of GenPar 2017 and President of K2 & Associates, and exercises ultimate voting and investment powers over the 0 Issuer's Ordinary Class A shares that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G are calculated based upon 2722903 ordinary shares issued and outstanding as of 2024-08-13, as reported in the companies 10Q filed with the SEC on 2024-08-14.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- The K2 Principal Fund, L.P.: /s/ Todd Sikorski, Todd Sikorski / Secretary (02/11/2025)
- K2 Genpar 2017 Inc.: /s/ Todd Sikorski, Todd Sikorski / Secretary (02/11/2025)
- SHAWN KIMEL INVESTMENTS, INC.: /s/ Shawn Kimel, Shawn Kimel / President (02/11/2025)
- K2 & Associates Investment Management Inc.: /s/ Todd Sikorski, Todd Sikorski / President (02/11/2025)